FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 2003
                                           -----------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F       x               Form 40-F
                     -------                           -------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                             No                x
                     -------                           -------

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                     Contact:  Lynn Martenstein or Dan Mathewes
                                               (305) 539-6570 or (305) 539-6153

                                     For Immediate Release


               ROYAL CARIBBEAN REPORTS FIRST QUARTER 2003 RESULTS
               --------------------------------------------------


MIAMI - (April 23, 2003) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the first quarter of 2003 was $53.2 million, or $0.27 per share, which was essentially the same as the first quarter of 2002. Revenues for the first quarter of 2003 were $880.2 million, up 10% from $800.0 million in 2002. The increase in revenues was primarily due to an 11.5% increase in capacity, partially offset by a 1.3% decline in gross yields (revenue per available passenger cruise day). The decrease in gross yields was primarily due to a decrease in the percentage of passengers booking airline tickets as part of their vacation package with the company ("air/sea mix") and lower occupancy levels, partially offset by an increase in cruise ticket prices and shipboard revenues. Net yields for the first quarter of 2003 increased 3.9% from the first quarter of 2002. The air/sea mix decreased to 15.1% in 2003 from 19.8% in 2002.

Operating and SG&A expenses, on a per available passenger cruise day basis, were relatively flat on a quarter over quarter basis (up 0.3%). Although the company previously anticipated costs would be higher in the first quarter, increased fuel costs were offset by a lower than expected air/sea mix and a shift in marketing and operating costs to later in the year. With the onset of the war with Iraq, the company suspended its television advertisements. Now that the war is over, the company is restarting those advertisements, first in the primary markets and then throughout the United States.

The company believes that changes in running expenses (i.e., those expenses directly associated with ship operations - defined as operating expenses less costs deducted to arrive at net yields) and SG&A to be the most relevant measure of its ability to control costs in a manner that positively impacts the bottom line. For the quarter, running and SG&A expenses were up 8.9%, on a per available passenger cruise day basis. This increase is primarily attributable to the increase in fuel costs and the Brilliance of the Seas lease payments.

The company estimates running and SG&A expenses for the second quarter will be up on a quarter over quarter basis but expects that these costs will decrease slightly in the second half of the year. For the full year 2003, the company estimates that running and SG&A expenses will increase in the range of 2% to 3%, on a per available passenger cruise day basis.

The war with Iraq and economic uncertainty continue to have a negative impact on bookings, especially in the second quarter of 2003. While we had strong bookings through late 2002, we started to see a slowdown in December, which became more pronounced as the war with Iraq approached. This trend continued throughout the war. As a result, we currently anticipate that net yields for the second quarter will be down in the range of 6% to 9%. While we have started to see some improvement in bookings, not enough time has passed since the end of the war to determine if booking levels will return to pre-war levels. Because of the disruption related to the war in Iraq and the fact that bookings continue to come closer to the sailing date, we have limited visibility past the second quarter of 2003, which makes it difficult to provide net yield guidance for the remainder of the year.

"Just as we are pleased with the yield improvement our brands enjoyed in the first quarter, we are disappointed in the poor bookings we have seen since the beginning of the year for the second quarter sailings," said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. "In the near term, we still have a challenging road ahead of us. But as we witnessed after the first Gulf War and, more recently, after the 9/11 terrorists attacks, the strong underlying fundamentals of the industry give us confidence to be optimistic about our recovery after the war with Iraq."

During the quarter, Celebrity Cruises announced that the Zenith would be the first vessel to offer 11 to 14-night "Exotic Caribbean" cruises departing from Jacksonville, Florida. Among the highlights of Zenith's Western Caribbean itinerary are Celebrity's first calls on Roatan, the largest of Honduras' Bay Islands, surrounded by coral reefs and offering superb diving and fishing opportunities and a transit through the historic Panama Canal. Given Jacksonville's immediate access to the southeastern United States, this itinerary is expected to attract additional customers interested in the drive-in option.

In addition to the announcement that all Royal Caribbean International vessels will be outfitted with rock climbing walls by November 2003, the first quarter saw Alaskan itineraries for Royal Caribbean International increase the number of ways to "get out there" with the addition of 26 new shore excursions. While the list of shore excursions offers something for everyone, options such as the Klondike Rock Climbing and Rappelling and the Extended Helicopter Glacier Trek will offer guests a chance to experience a true adrenaline-boost.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com.

Net Yields and Running Expenses
-------------------------------
Net yields represent revenues less the costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $188.6 million and $202.9 million for the three months ending March 31, 2003 and 2002, respectively. Management believes that net yields are the most relevant measurement of the company's pricing performance and are used by the company for revenue management purposes.

For future periods, the company has not provided a quantitative reconciliation of projected revenue per available passenger cruise day to projected net yield or projected operating costs to projected running expenses. This information has not been provided due to the significant uncertainty in projecting the costs deducted to arrive at these measures. The company utilizes net yields and running expenses to manage its business on a day-to-day basis and believes net yields and running expenses are the more relevant measures of its performance. As such, we do not believe that this reconciling information is meaningful.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance  or  achievements  expressed  or  implied  in those  forward-looking statements. Such factors include general economic and business conditions, vacation industry competition, including cruise industry competition, changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships at sea, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.


                            Financial Tables Follow
                                     (####)



                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                           First Quarter Ended
                                                                March 31,
                                                          --------------------
                                                            2003        2002
                                                          --------    --------
Revenues                                                  $880,164    $799,953
                                                          --------    --------
Expenses
        Operating                                          552,569     502,638
        Marketing, selling and administrative              123,984     102,076
        Depreciation and amortization                       88,669      82,827
                                                          --------    --------
                                                           765,222     687,541
                                                          --------    --------
Operating Income                                           114,942     112,412
                                                          ========    ========
Other Income (Expense)
        Interest income                                      1,105       4,227
        Interest expense, net of capitalized interest      (64,884)    (68,268)
        Other income (expense)                               2,011       4,442
                                                          --------    --------
                                                           (61,768)    (59,599)
                                                          --------    --------

Net Income (Loss)                                         $ 53,174    $ 52,813
                                                          ========    ========
Earnings (Loss) Per Share:
        Basic                                             $   0.28    $   0.27
                                                          ========    ========
        Diluted                                           $   0.27    $   0.27
                                                          ========    ========
Weighted average shares outstanding:
        Basic                                              193,029     192,325
                                                          ========    ========
        Diluted                                            194,905     195,509
                                                          ========    ========

-------------------------------------------------------------------------------
                                   STATISTICS

                                                           First Quarter Ended
                                                                March 31,
                                                          --------------------
                                                            2003        2002
                                                          --------    --------
Occupancy as a percentage of total capacity                  101.7%      103.9%

Passenger Cruise Days                                    4,743,164   4,344,802

Available Passenger Cruise Days                          4,663,592   4,182,320

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  April 23, 2003                   By: /s/ BONNIE S. BIUMI
                                            -------------------
                                            Bonnie S. Biumi
                                            Acting Chief Financial Officer